Jefferies LLC 520 Madison Avenue New York, New York 10022	Evercore Group L.L.C. 55 East 52nd Street New York, New York 10055	Piper Sandler & Co. U.S. Bancorp Center 800 Nicollet Mall Minneapolis, Minnesota 55402

February 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncorus, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-252896

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that there will be distribution to underwriters, institutions, dealers and others, who are reasonably anticipated to participate in the distribution of the securities, of as many copies of the Preliminary Prospectus included in the above-referenced Registration Statement on Form S-1 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Oncorus, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:40 p.m. Eastern Time on February 11, 2021, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

By:	EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick
Title: Senior Managing Director

By:	PIPER SANDLER & CO.

By:	/s/ Jim Douglas
Name: Jim Douglas
Title: Managing Director

[Signature Page to Acceleration Request Letter]